Acquisition U-1

As filed with the Securities and Exchange Commission on October 14, 2004

File No. 70-______

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________

FORM U-1

APPLICATION-DECLARATION
UNDER THE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

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Black Hills Corporation
625 Ninth Street
Rapid City, SD 57701
(Name of Company filing this statement and address of principal executive offices)

___________________________________________________________________

David R. Emery
President and Chief Executive Officer
Black Hills Corporation
625 Ninth Street
Rapid City, SD 57701

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The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

Steven J. Helmers
Senior Vice President and General Counsel
Black Hills Corporation
625 Ninth Street
Rapid City, SD 57701

Michael C. Griffen
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, N.W.
Washington, DC 20004

TABLE OF CONTENTS

PAGE
ITEM 1. ITEM 2. ITEM 3.
DESCRIPTION OF THE PROPOSED TRANSACTIONS

A.  Introduction

B.  Overview of the Acquisition

C.  Description of the Parties to the Acquisition

     1.  Black Hills Corporation and its Subsidiaries

          a.  Black Hills Corporation

          b.  Black Hills Power's Utility Business

          c.  Black Hills Services

          d.   Black Hills' Financial Position

     2.  Cheyenne Light, Fuel & Power Company

          a.  CLF&P's Utility Business

          b.  CLF&P's Financial Position

D.  Description of the Acquisition

E.  Management and Operation of CLF&P Following the Acquisition

F.  Financing CLF&P's Operations Following the Acquisition

G.  Accounting Treatment for the Acquisition; Impact on Rates

H.  Rule 54 Analysis

FEES, COMMISSIONS AND EXPENSES

APPLICABLE STATUTORY PROVISIONS

A.  Applicable Provisions

B.  Legal Analysis of the Acquisition

     1.  Section 9(a)(2) - Acquisition of Utility Voting Securities

     2.  Section 10(b) - Three Requirements for Approval

          a.  Section 10(b)(1) - Interlocking Relations/Concentration of Control

          b.  Section 10(b)(2) - Acquisition Consideration and Fees

          c.  Section 10(b)(3) - Uncomplicated Capital Structure;
               No Detriment to Protected Interests

     3.  Sections 10(c), 8 and 11 - Integration

          a.  Sections 8 and 11

1 1 2 3 3 3 3 5 6 7 7 9 10 10 13 21 21 22 22 22 22 22 24 24 30 32 35 35

ITEM 4. ITEM 5. ITEM 6. ITEM 7.	b. The Black Hills Electric System Will Be an Integrated Utility System

          c.  Retention of CLF&P Gas System

          d.  Retention of Other Businesses

     4.  Section 10(f) - Compliance with State Law

REGULATORY APPROVALS

A.  Antitrust Laws

B.  Federal Power Act

C.  State Public Utility Regulation

D.  Public Utility Holding Company Act

E.  Other

PROCEDURE

EXHIBITS AND FINANCIAL STATEMENTS

A.  Exhibits

B.  Financial Statements

INFORMATION AS TO ENVIRONMENTAL EFFECTS	38 49 52 54 55 55 56 56 57 57 57 58 58 59 59

Item 1.   Description of the Proposed Transactions

        A.  Introduction

        In this Application-Declaration (“Application”),1 Black Hills Corporation (“Black Hills”) is seeking the approvals required under the Public Utility Holding Company Act of 1935, as amended (the “Act”), from the Securities and Exchange Commission (“SEC” or “Commission”) in connection with its proposed acquisition of the outstanding voting securities of Cheyenne Light, Fuel and Power Company (“CLF&P”) (the “Acquisition”).2

        Black Hills is currently the parent holding company of Black Hills Power, Inc. (“Black Hills Power”), a utility company which is engaged in the generation, transmission, distribution, and sale of electricity to customers in South Dakota, Wyoming, and Montana and the wholesale sale of power in the western United States. CLF&P, currently a wholly-owned utility company subsidiary of Xcel Energy, Inc. (“Xcel Energy”), is a combination retail electric and gas operating utility serving customers exclusively in Wyoming. Black Hills also owns non-utility subsidiaries engaged in energy, energy-related, and telecommunications activities.3

        The Acquisition will join two relatively small, well-managed utility companies operating in adjacent states into an energy company responsive to the unique challenges confronting utilities in the western United States. The Acquisition will provide benefits to Black Hills’ shareholders and to the employees and customers of Black Hills Power and CLF&P. The Acquisition will significantly improve Black Hills’ competitive position and create enhanced opportunities for the future growth of its utility business.

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        1.  Unless defined in this Application, capitalized terms have the meaning defined in the Act.

        2.  On July 19, 2004, Black Hills filed an Application-Declaration (the “Registration U-1”) with the Commission requesting the authorizations and approvals required under the Act with respect to the internal restructuring of various functions and activities necessary to enable Black Hills and its Subsidiaries to operate as a registered holding company system and engage in ongoing financing and investment activities, intra-system services, and other transactions following the registration of Black Hills as a public utility holding company under the Act. Black Hills Corporation, File No. 70-10237. Black Hills will register as a holding company following the issuance of the Commission’s order with respect to the Registration U-1.

        3.  Black Hills and its subsidiaries are referred to herein as the “Black Hills System”.

        B.  Overview of the Acquisition

        Black Hills and Xcel Energy entered into a Stock Purchase Agreement, dated as of January 13, 2004 (the “Acquisition Agreement”), pursuant to which Black Hills will acquire all of the issued and outstanding shares of common stock of CLF&P currently held by Xcel Energy for $82 million, payable in cash at closing, less principal and accrued interest on all CLF&P indebtedness, and appropriate adjustments for working capital and capital expenditures.4 The Acquisition Agreement has been approved by the Boards of Directors of Black Hills and Xcel Energy. No shareholder approval of the Acquisition is required.

        The Acquisition has been approved by the Wyoming Public Service Commission (“Wyoming Commission”)5 and the Federal Energy Regulatory Commission (“FERC”).6 Further, the Federal Trade Commission (“FTC”) has granted early termination of the applicable waiting period with respect to the Acquisition under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”).7 Notice filings will also be made with the Federal Communications Commission (the “FCC”) in connection with the transfer of various telecommunications licenses. Apart from the approvals of the Commission under the Act, the foregoing approvals are the only major governmental approvals and filings required for the Acquisition.

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        4.  A copy of the Acquisition Agreement is attached hereto as Exhibit B-1 and is incorporated herein by reference.

        5.  The Wyoming Commission approved the Acquisition on August 26, 2004. In the Matter of the Application of Cheyenne Light Fuel and Power Company and Black Hills Corporation for Authority to Transfer All of the Issued and Outstanding Stock in Cheyenne Light Fuel and Power Company to Black Hills Corporation, Order Approving Stock Sale Transaction and Stipulation, Docket Nos. 20003-EA-04-75 and 30005-GA-04-97 (August 26, 2004). A copy of the Wyoming Commission’s order is provided as Exhibit No. D-2.2.

        6.  FERC approved the Acquisition on September 20, 2004. Black Hills Corporation, et al., 108 FERCP. 62,247 (2004). A copy of the FERC order is provided as Exhibit No. D-1.2.

        7.  The FTC granted early termination of the applicable waiting period on May 17, 2004. Black Hills Corporation, et al., Trans. Num. 20040862 (May 17, 2004).

        C.  Description of the Parties to the Acquisition

1. Black Hills Corporation and its Subsidiaries

a. Black Hills Corporation

        Black Hills is a South Dakota corporation with its principal executive offices located at 625 Ninth Street, Rapid City, South Dakota 57701. Black Hills is an integrated energy company with three principal subsidiaries engaged in three principal lines of business:

(i)	Black Hills Power, a regulated electric utility company;

(ii)

Black Hills Energy, Inc. (“Black Hills Energy”), an unregulated Subsidiary engaged through its Subsidiaries in the development, ownership, and operation of exempt wholesale generators (“EWGs”) and qualifying facilities (“QFs”), the production, transportation and marketing of natural gas, oil, coal, and other energy commodities, power marketing and other energy-related activities; and

(iii)

Black Hills FiberCom, LLC (“Black Hills FiberCom”), an unregulated Subsidiary engaged in telecommunications activities, which has applied to the FCC for a determination that it is an exempt telecommunications company (“ETC”).

        Black Hills is currently a public utility holding company within the meaning of the Act. In past years, Black Hills had made annual filings on Form U-3A-2 pursuant to Rule 2 of the Commission’s regulations claiming an intrastate exemption under Section 3(a)(1) of the Act. Upon the issuance of the Commission’s order with respect to the Registration U-1, Black Hills will register with the Commission as public utility holding company under Section 5 of the Act.

b. Black Hills Power's Utility Business

        Black Hills Power is a South Dakota corporation with its principal office in Rapid City, South Dakota. Black Hills Power is engaged in the generation, transmission, distribution and sale of electricity to approximately 60,000 retail customers in eleven counties throughout a 9,300 square mile service territory comprising portions of western South Dakota, eastern Wyoming and southern Montana.8 Black Hills Power also sells bundled capacity and energy service to the municipal electric system of the City of Gillette, Wyoming, and wholesale capacity and energy to other wholesale customers under its market-based rate wholesale power sales tariff on file with FERC. Black Hills Power owns generating facilities located in its South Dakota service area and in Wyoming’s Powder River Basin, just west of Black Hills Power’s service territory.

        Black Hills Power owns and operates a small transmission system of 230 kV and smaller transmission facilities located in southwest South Dakota and northeast Wyoming, with a 69 kV distribution extension into southeast Montana. Black Hills Power’s transmission system totals 2,195 miles of transmission facilities. Black Hills Power provides transmission service over its system under a joint open access transmission tariff on file with FERC in Docket No. ER03-1354-000 (the “Black Hills Power Joint Tariff”).9 Black Hills Power shares an ownership interest with Basin Electric in a new 200-MW capacity AC/DC/AC converter tie facility located at Rapid City, South Dakota (the “Rapid City Tie”) that interconnects the Western and Eastern electric grids. Transmission service over the Rapid City Tie is available under the Black Hills Power Joint Tariff. Because of its system’s isolated location, Black Hills Power provides transmission service to only a small number of third-party customers.10

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        8.  Black Hills Power’s distribution facilities in Montana are extremely limited, and Black Hills Power served only 34 retail customers in Montana in 2003.

        9.  The Black Hills Power Joint Tariff governs the provision of transmission service on the combined transmission systems of Black Hills Power and the neighboring transmission systems of Basin Electric Power Cooperative and Powder River Energy Corporation.

        10.  Maps of the Electric Service Area and Transmission System of Black Hills Power are provided as Exhibit E-1.

        Black Hills Power is subject to regulation as a public utility under the public utility laws of the states of South Dakota, Wyoming, and Montana with respect to retail electric rates and charges, issuance of most of its securities, service and facilities, classification of accounts, and transactions with affiliated interests. Black Hills Power is also subject to regulation by FERC pursuant to the Federal Power Act with respect to the classification of accounts, rates for wholesale sales of electricity, the interstate transmission of electric power and energy, interconnection agreements and acquisitions and sales of certain utility properties. Black Hills Power has been subject to a retail rate freeze in South Dakota since August 1, 1995. Black Hills Power’s retail rate freeze will expire at the end of 2004, but absent Black Hills Power’s request of a rate increase from the South Dakota Public Utilities Commission (the “South Dakota Commission”) or other action by the South Dakota Commission, its rate freeze will continue indefinitely.

c. Black Hills Services

        In the Registration U-1, Black Hills has requested authorization to organize and capitalize Black Hills Services Company, Inc. (“Black Hills Services”), to serve as a services company for the Black Hills System. Black Hills Services will provide centralized services, such as accounting, financial, human resources, information technology, and legal services to Black Hills Power and other companies in the Black Hills System pursuant to services agreements (the “Services Agreements”) consistent with the standard forms of Services Agreement submitted with the Registration U-1.11 Upon the consummation of the Acquisition, Black Hills Services also will enter into a Service Agreement with CLF&P. As discussed in greater detail herein and in the Registration U-1, Black Hills is seeking certain exemptions from, or waiver of, the Commission’s rules regarding the provision and pricing of certain goods and services to and from the Utility Subsidiaries of Black Hills. The requested exemptions and waivers would apply to CLF&P in certain instances.

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        11.  Two forms of Black Hills Services' Services Agreements are provided as Exhibit B-2 to the Registration U-1. One form of Services Agreements is for utilities, the other form is for non-utilities.

d. Black Hills' Financial Position

        As of the close of business on June 30, 2004, there were 32,458,000 shares of Black Hills common stock issued and outstanding. Black Hills’ total assets as of June 30, 2004 were $2,014,667,000, consisting of $486,827,600 in total electric utility assets and $1,556,951,840 in other corporate assets. For the six months ended June 30, 2004, Black Hills Power had electric utility revenues of $81,414,000. For the year ended December 31, 2003, Black Hills Power had electric utility revenues of $170,942,000.

        Black Hills is a financially strong company which has demonstrated consistent financial performance. Black Hills has provided its shareholders with 34 consecutive years of dividend increases. Black Hills shareholders’ total return over the past five years has exceeded the total return on the S&P 500 Index and has exceeded the total return on the EEI Investor Owned Electric Index. Black Hills has investment grade ratings from both major rating agencies (Baa3 from Moody’s and BBB- from Standard & Poor’s).12

        12.  Black Hills’ Annual Report on Form 10-K for 2003, and its most recent Quarterly Report on Form 10-Q, are provided as Exhibits H-1, H-3 and H-5 to this Application.

2. Cheyenne Light, Fuel & Power Company.

a. CLF&P's Utility Business

        CLF&P, currently a wholly-owned subsidiary of Xcel Energy,13 is a small combination retail electric and gas operating utility that operates exclusively in Wyoming. As of December 31, 2003, CLF&P served 37,806 electric retail customers and 30,709 gas retail customers, in and around the City of Cheyenne in southeast Wyoming. CLF&P makes no wholesale sales of electricity.

        CLF&P has historically obtained full electric requirements service to serve its retail electric load. Since 2001, CLF&P has obtained full requirements service from its affiliate PSCo.

        Black Hills supplies power to PSCo and therefore may from time-to-time indirectly supply a portion of CLF&P’s requirements. In 2001, Black Hills Wyoming, Inc. (“Black Hills Wyoming”), a wholly-owned indirect non-utility Subsidiary of Black Hills that owns and operates electric generating facilities located in Wyoming, entered into two long-term power sales agreements with CLF&P to supply CLF&P with up to 100 MW of electric capacity and associated energy and some ancillary services on a unit-contingent basis (“PPAs”). One of the PPAs expires in 2011, the other expires in 2013. CLF&P subsequently assigned the PPAs to PSCo through 2003 and again from 2004 through 2007, both periods when PSCo was or will be the full requirements supplier of CLF&P. After 2007, the PPAs automatically will revert back from PSCo to Cheyenne without further action by any party. Under the PPAs through 2007, PSCo may from time-to-time dispatch Black Hills Wyoming’s generation to serve CLF&P’s load.

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        13.  Xcel Energy is a registered holding company under the Act. In addition to CLF&P, Xcel Energy owns four utility companies: Northern States Power Company (“NSP”), a combination electric and gas utility that operates in Minnesota, North Dakota, and South Dakota; Northern States Power Company (Wisconsin) (“NSP-W”), a combination electric and gas utility that operates in Wisconsin and Michigan; Public Service Company of Colorado (“PSCo”), a combination electric and gas utility that operates in Colorado; and Southwestern Public Service Company (“SPS”), an electric utility which operates in Texas, New Mexico, Oklahoma, and Kansas (collectively the “Xcel Energy Operating Companies”).

        The Xcel Energy Operating Companies operate an integrated electric system within the meaning of the Act and coordinate their operations in certain respects in accordance with a Joint Operating Agreement (“JOA”). CLF&P is not directly interconnected with any of the Xcel Energy Operating Companies, and it is not considered part of the primary Xcel Energy electric system. Rather, CLF&P is a separate system that the Commission allowed Xcel Energy to retain under the Act. CLF&P is not a party to the Xcel Energy JOA. The Xcel Energy Operating Companies, along with CLF&P, also offer transmission service on a joint basis pursuant to the Xcel Energy Open-Access Transmission Tariff (“Xcel Energy OATT”).

        CLF&P owns only limited transmission facilities. CLF&P owns two 115 kV transmission line segments that total 25.5 miles in length that are situated wholly within, and are operated by, Western Area Power Administration’s (“WAPA”) Rocky Mountain Region control area. CLF&P also owns limited transmission facilities in two WAPA transmission substations and a switching station. CLF&P uses these transmission facilities to interconnect its distribution system with the WAPA transmission system. Although its transmission facilities lines operate at transmission voltage (115 kV), they effectively serve only as an extension of CLF&P’s distribution system, enabling CLF&P to interconnect its system with the WAPA system. Transmission service over the CLF&P transmission facilities is offered under the Xcel Energy OATT, although Xcel Energy has never received any request for transmission service over CLF&P’s transmission facilities.

        CLF&P does not have any rate schedules or tariffs on file with FERC. CLF&P is a “public utility” as defined in Section 201(e) of the Federal Power Act solely on account of its ownership of the limited set of transmission facilities described above.

        CLF&P also provides natural gas distribution service to over 30,000 retail customers in a 1,200 square mile service area of southeastern Wyoming in and adjacent to Cheyenne, which substantially overlaps its electric service area. In 2003, 26% of CLF&P’s operating revenues, and 36% of its operating income, were from its gas operations.14

        CLF&P is currently subject to the provisions of the Act since it is a wholly-owned subsidiary of Xcel Energy, a registered holding company. CLF&P is subject to regulation by the Wyoming Commission with respect to retail rates, accounting, service standards, service territory, issuance of securities, certification of projects, and various other matters. CLF&P is also subject to the jurisdiction of FERC under the Federal Power Act with respect to its offer of transmission service under the Xcel Energy OATT.

b. CLF&P's Financial Position

        CLF&P’s authorized capitalization consists of 100 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $100 per share. As of the close of business on December 31, 2003, there were 100 shares of CLF&P common stock issued and outstanding. CLF&P’s outstanding securities on December 31, 2003, consisted of $25 million in long-term debt. CLF&P’s property, plant and equipment as of December 31, 2003 was approximately $82,642,100, consisting of: $49,544,478 in net electric utility property, plant and equipment; $29,357,486 in net gas utility property, plant and equipment; and $3,740,136 in net other corporate assets. For the year ended December 31, 2003, CLF&P had electric utility revenues of $72,107,894 and gas utility revenues of $24,926,180.

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        14.  Maps of the Electric and Gas Service Areas and Transmission of CLF&P are provided as Exhibit E-2.

        CLF&P is a financially strong company that has demonstrated consistent financial performance. The company has consistently provided positive net operating income that has averaged over $4 million per year over the last ten years.15

        D.  Description of the Acquisition

        The Acquisition is structured as a stock purchase. Following the Acquisition, Black Hills will own all of the issued and outstanding shares of common stock of CLF&P. The Acquisition is subject to customary closing conditions, including the receipt of all necessary approvals from the Commission and other government agencies.

        The Acquisition will be accounted for using purchase accounting. Black Hills will acquire CLF&P by paying Xcel Energy $82 million in cash, less principal and accrued interest on all CLF&P indebtedness, with appropriate adjustments for working capital and capital expenditures. Black Hills expects the purchase price to be approximately equal to CLF&P’s book value as of the date of the Acquisition Agreement. No new long-term debt is expected to be issued to finance Black Hills’ cash payment to Xcel Energy, although Black Hills will be indirectly assuming approximately $25 million of CLF&P’s outstanding long-term debt.

        The Acquisition Agreement contains certain covenants relating to the conduct of business by CLF&P pending the consummation of the Acquisition. Generally, CLF&P must conduct its business in the ordinary course consistent with past practice and may not take extraordinary actions, such as entering into any new contracts or making any capital expenditures that exceed threshold amounts, without Black Hills’ consent.

        E.  Management and Operation of CLF&P Following the Acquisition

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        15.  Xcel Energy's Annual Report on Form 10-K for 2003, and its most recent Quarterly Report on Form 10-Q, are incorporated by reference as Exhibits H-2, H-4, and H-6 to this Application.

        Following the Acquisition, CLF&P will be operated as a Subsidiary of Black Hills. Although Black Hills has not yet determined the leadership of CLF&P and the exact composition of the CLF&P’s board of directors, it is expected that the CLF&P official in charge of day-to-day operations at CLF&P will be a Wyoming resident, as will certain members of CLF&P’s board of directors. CLF&P’s corporate headquarters will remain in Cheyenne and CLF&P will retain local facilities in Wyoming for customer service, maintenance, and field work operations.

        Immediately following the Acquisition and for a brief transition period thereafter, Xcel Energy will continue to provide CLF&P with certain operational and administrative services under a transition services agreement in order to assure the seamless transition of CLF&P’s utility operation from the Xcel Energy System to the Black Hills System.

        As noted, Black Hills Services will enter into a Services Agreement with CLF&P. This Services Agreement will be substantially identical to the standard form of utility Services Agreement submitted with the Registration U-1. Pursuant to this agreement, Black Hills Services will provide CLF&P with certain administrative, management, and technical support services which, upon the completion of the transition period, will be substantially similar to the services that it intends to provide to Black Hills Power, utilizing the same work order procedures and methods of allocating costs specified in the Services Agreement. Certain employees of CLF&P may be transferred to and become employees of Black Hills Services.

        In addition, Black Hills Power and CLF&P may provide to one another and to other associate companies services incidental to their utility businesses, including but not limited to, infrastructure services maintenance, storm outage emergency repairs, supply planning services, switchyard activities and services of personnel with specialized expertise related to the operation of the utility. It is anticipated that these services will be provided in accordance with Rules 87, 90, and 91. Moreover, in accordance with Rules 87, 90, and 91, certain goods may be provided through a leasing arrangement or otherwise by one Utility Subsidiary to one or more associate companies, and certain assets may be used by one Utility Subsidiary for the benefit of one or more other associate companies. To the extent these services might exceed those allowable under applicable rules, Black Hills seeks approval pursuant to Rules 85(a), 87(a)(3), or otherwise for Black Hills Power and any future Utility Subsidiary to provide such services to each other, at cost as defined in Rules 90 and 91, as required for the efficient operation of the Black Hills System.

        Black Hills Services will be required to provide the Commission with written notice at least 60 days prior to implementing any change in the type and character of the companies receiving services the methods of allocating costs to associate companies, or the scope or character of services to be rendered.

        As Black Hills explains in the Registration U-1, Black Hills expects Black Hills Services to be formed within 60 days of the issuance of the Commission’s order with respect to this Application. However, in the Registration U-1 Black Hills has sought authority to delay, for a period not longer than 12 months following the date of such order, the full implementation of all expected services to be provided by Black Hills Services and full implementation of required accounting systems and cost allocation methodologies, provided that Black Hills committed in the Registration U-1 to implement the Commission’s “at cost” requirements under Rule 90 as soon as practicable for each type of service following the establishment of Black Hills Services. Such transition period is necessary to accommodate the complexities of the formation and implementation of the services company. First, appropriate personnel from Black Hills and its Subsidiaries will be transferred to Black Hills Services’ employ, but the timing of those transfers will be subject to the need to transfer employee benefit, health, and pension plans, contracts, licenses, and permits to Black Hills Services subject to the receipt of applicable approvals and consents from regulators, counterparties, and vendors. Moreover, Black Hills Services will need to develop systems to fully implement the desired accounting requirements. Black Hills anticipates that it will take up to twelve months to transfer employees to Black Hills Services, develop and implement accounting and other systems, and make Black Hills Services fully operational. Accordingly, as Black Hills has explained in the Registration U-1, Black Hills requests a phased-in transition period for Black Hills Services of up to twelve months.16

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        16.  The Commission has allowed similar phase-in periods in the past for companies becoming subject to the Act for the first time as a result of a merger or acquisition. See, e.g., Emera, Inc., Holding Company Act Release No. 35-27445 (Oct. 1, 2001); Exelon Corporation, Holding Company Act Release No. 35-27256 (Oct. 19, 2001); AGL Resources, Inc., Holding Company Act Release No. 35-27243 (Oct. 5, 2000); New Century Energies, Inc., Public Holding Company Act Release No. 35-27212 (Aug. 16, 2000); Dominion Resources, HCAR No. 35-27113 (Dec. 15, 1999).

        F.  Financing CLF&P’s Operations Following the Acquisition

        The existing equity and long-term debt securities of CLF&P, as described above, will remain outstanding after the Acquisition closes. In general, all securities issuances by CLF&P, other than indebtedness with a final maturity of less than one year, renewable for a period of not more than two years, must be approved by the Wyoming Commission. All external securities issued by CLF&P, other than short-term indebtedness and all intercompany borrowings by CLF&P, will be exempt from sections 6(a) and 7 of the Act under Rule 52(a).

        In the Registration U-1, Black Hills has requested authorization and approval of the Commission with respect to the issuance of various types of debt and equity securities, the provision of guarantees and other forms of credit support, and other types of financing transactions by Black Hills and its Subsidiaries, including its Utility Subsidiaries, following the registration of Black Hills as a holding company, to the extent such financing arrangements are not exempt under Rule 52. Black Hills has requested authorization for these financing transactions for the period beginning with the effective date of the Commission order issued with respect to the Registration U-1 continuing to and including December 31, 2007 (the “Authorization Period”). To the extent that the financing authorizations provided in the Commission’s order issued with respect to the Registration U-1 apply to Black Hills’ Subsidiaries generally, or to its Utility Subsidiaries in particular, Black Hills requests that these authorizations also apply to CLF&P.

        In particular, Black Hills requests authority for CLF&P to issue and sell from time to time during the Authorization Period short-term debt securities to unaffiliated lenders, to enter into interest rate hedging transactions, and to become a participant in the Black Hills System utility money pool (“Utility Money Pool”). CLF&P will not engage in any such financing transactions unless, on a pro forma basis taking into account the amount and types of the financing and the application of the proceeds thereof, common equity as a percentage of capitalization (including short-term debt and current maturities of long-term debt) is at least 30%.

1. External Short-Term Debt

        Prior to the Acquisition, CLF&P will not have any outstanding third-party short-term debt (other than the current portion of long-term debt). After CLF&P becomes a subsidiary of Black Hills, Black Hills seeks for CLF&P the flexibility to establish credit lines and make short-term borrowings as needed to finance its operations and support working capital needs, consistent with Black Hills’ request for such authority with respect to Black Hills Power as requested in the Registration U-1. Accordingly, Black Hills requests authorization for CLF&P to issue commercial paper and/or establish and make secured or unsecured short-term borrowings (i.e., maturities less than one year) under credit lines with banks or other institutional lenders from time to time during the Authorization Period to the extent such arrangements are not exempt under Rule 52, provided that the aggregate principal amount of commercial paper and borrowings by CLF&P at any time outstanding under credit facilities, when added to the aggregate amount of borrowings at any time by CLF&P under the Utility Money Pool, described below, and direct borrowings at any time by CLF&P from Black Hills, will not exceed the limit allowed under Wyoming law. Subject to this limitation, Black Hills requests authority for CLF&P to sell commercial paper, from time to time, in established commercial paper markets. The commercial paper would typically be sold to dealers at the discount rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the dealers acquiring the commercial paper will reoffer it at a discount to corporate, institutional and individual investors. Black Hills anticipates that the commercial paper may be reoffered to investors such as commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities, finance companies, and nonfinancial corporations.

        The issuance of secured short-term debt by CLF&P would be limited to those circumstances in which CLF&P can expect a savings in costs over the issuance of unsecured short-term debt or in which unsecured credit is unavailable, except at a higher cost than secured short-term debt. Black Hills anticipates that the collateral offered as security for short-term debt of CLF&P would generally be limited to short-term assets, such as inventory and/or accounts receivable.

        Black Hills also requests authority for CLF&P to establish credit lines with banks or other institutional lenders and other credit arrangements and/or borrowing facilities generally available to borrowers with comparable credit ratings as it deems appropriate in light of its needs and existing market conditions providing for revolving credit or other loans and having commitment periods not longer than the Authorization Period. Only the amounts drawn and outstanding under these agreements and facilities will be counted against the limitation allowed under Wyoming Law. The effective cost of money on all external short-term borrowings by CLF&P will not exceed at the time of issuance the greater of: (i) 300 basis points over the six-month London Interbank Offered Rate (“LIBOR”), or (ii) a gross spread over LIBOR that is consistent with similar securities of comparable credit quality and maturities issued by other companies.

        Except for securities issued for the purpose of funding Utility Money Pool operations, CLF&P will not issue any short-term debt securities in reliance upon the authorization granted by the Commission under this Application, unless: (i) the security to be issued, if rated, is rated investment grade; (ii) all outstanding securities of CLF&P that are rated are rated investment grade; and (iii) all outstanding securities of Black Hills that are rated are rated investment grade. For purposes of this provision, a security will be deemed to be rated “investment grade” if it is rated investment grade by at least one “nationally recognized statistical rating organization,” as that term is used in paragraphs (c)(2)(vi)(E), (F) and (H) of Rule 15c3-1 under the Securities Exchange Act of 1934, as amended. Black Hills requests that the Commission reserve jurisdiction over the issuance of any short-term debt securities by CLF&P at any time that the conditions set forth in clauses (i) through (iii) are not satisfied.

2. Participation in Utility Money Pool

        In the Registration U-1, Black Hills requested authorization to establish a Utility Money Pool in order to provide for the short-term cash and working capital needs of its Utility Subsidiaries. The Non-Utility Subsidiaries would be authorized to make unsecured short-term borrowings from the Utility Money Pool, to contribute surplus funds to the Utility Money Pool, and to lend and extend credit to (and acquire promissory notes from) one another through the Utility Money Pool. Black Hills may not make borrowings under the Utility Money Pool. If surplus funds made available by the participants in the Utility Money Pool (i.e., “Internal Funds”) are used to fund loans to eligible borrowers, the interest rate applicable to such loans is equal to the CD yield equivalent of the 30-day Federal Reserve “AA” Non-Financial commercial paper composite rate. If proceeds from external borrowings by any participant in the Utility Money Pool (i.e., “External Funds”) are used to fund loans to eligible borrowers, the interest rate is equal to the lending company’s cost of borrowing. In cases where both Internal Funds and External Funds are used to fund loans to eligible borrowers, the applicable interest rate is a composite rate equal to the weighted average of the Internal Funds and External Funds.

        Black Hills requests authorization for CLF&P to become a party to the Utility Money Pool Agreement after the closing of the Acquisition on the same basis as Black Hills Power.

3. Interest Rate Hedging Transactions

        Black Hills also requests authorization for CLF&P to enter into interest rate hedging transactions (“Interest Rate Hedges”) with respect to outstanding indebtedness, subject to certain limitations and restrictions, in order to reduce or manage its effective interest rate cost. CLF&P would employ interest rate derivatives as a means of prudently managing the risk associated with any of its outstanding debt issued pursuant to this authorization or an applicable exemption by, in effect, synthetically (i) converting variable rate debt to fixed rate debt, (ii) converting fixed rate debt to variable rate debt, and (iii) limiting the impact of changes in interest rates resulting from variable rate debt. In no case will the notional principal amount of the underlying debt instrument in any interest rate swap exceed the face value of the underlying debt instrument and related interest rate exposure. Transactions will be entered into for a fixed or determinable period, and CLF&P will not engage in speculative transactions. Interest Rate Hedges (other than exchange-traded interest rate futures contracts) would only be entered into with counterparties (“Approved Counterparties”) whose senior debt ratings, or the senior debt ratings of any credit support providers who have guaranteed the obligations of such counterparties, as published by S&P, are equal to or greater than BBB, or an equivalent rating from Moody’s or Fitch, Inc. Interest Rate Hedges will involve the use of financial instruments commonly used in today’s capital markets, such as exchange-traded interest rate futures contracts and over-the-counter interest rate swaps, caps, collars, floors, swaptions, and structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of any underlying asset or index), or transactions involving the purchase or sale, including short sales, of U.S. Treasury or U.S. governmental (e.g., Fannie Mae) obligations, or LIBOR-based swap instruments. The transactions would be for fixed periods and stated notional amounts. Fees, commissions and other amounts payable to the counterparty or exchange (excluding, however, the swap or option payments) in connection with an Interest Rate Hedge will not exceed those generally obtainable in competitive markets for parties of comparable credit quality.

        In addition, Black Hills requests authorization for CLF&P to enter into interest rate hedging transactions with respect to anticipated debt offerings (“Anticipatory Hedges”), subject to certain limitations and restrictions. Anticipatory Hedges (other than exchange-traded interest rate futures contracts) would only be entered into with Approved Counterparties, and would be utilized to fix the interest rate and/or limit the interest rate risk associated with any new issuance through: (i) A forward sale of exchange-traded U.S. Treasury futures contracts, U.S. Treasury securities and/or a forward swap (each a “Forward Sale”), (ii) the purchase of put options on U.S. Treasury securities (“Put Options Purchase”), (iii) a Put Options Purchase in combination with the sale of call options on U.S. Treasury securities (“Zero Cost Collar”), (iv) transactions involving the purchase or sale, including short sales, of U.S. Treasury securities, or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar, and/or other derivative or cash transactions, including, but not limited to, structured notes, caps and collars, appropriate for the Anticipatory Hedges. Anticipatory Hedges may be executed on-exchange (“On-Exchange Trades”) with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade or other financial exchange, the opening of over-the-counter positions with one or more counterparties (“Off-Exchange Trades”), or a combination of On-Exchange Trades and Off-Exchange Trades. CLF&P will determine the optimal structure of each Anticipatory Hedge transaction at the time of execution.

        CLF&P will comply with Statement of Financial Accounting Standards No. 133 (“SFAS 133”), “Accounting for Derivatives Instruments and Hedging Activities,” adopted and implemented by the Financial Accounting Standards Board (“FASB”). The Hedge Instruments and Anticipatory Hedges approved hereunder will qualify for hedge accounting treatment under the current FASB standards in effect and as determined at the date such Hedge Instruments or Anticipatory Hedges are entered into. CLF&P will also comply with future FASB financial disclosure requirements associated with hedging transactions.

4. Organization and Acquisition of Financing Subsidiaries

        Black Hills also requests authorization for CLF&P to acquire, directly or indirectly, the common stock or other equity securities of one or more entities (“Financing Subsidiaries”) formed exclusively for the purpose of facilitating the issuance of long-term debt and/or preferred securities and for the loan or other transfer of the proceeds thereof to CLF&P. In connection with any such financing transaction, CLF&P may enter into one or more guarantees or other credit support agreements in favor of its Financing Subsidiary. Black Hills also requests authorization for CLF&P to enter into an expense agreement (“Expense Agreement”) with any Financing Subsidiary, under which CLF&P would agree to pay all expenses of Financing Subsidiary. In cases where it is necessary or desirable to ensure legal separation for purposes of isolating a Financing Subsidiary from its parent for bankruptcy purposes, the ratings agencies may require that any Expense Agreement whereby the parent provides services related to the financing to the Financing Subsidiary be at a price, not to exceed a market price, consistent with similar services for parties with comparable credit quality and terms entered into by other companies so that a successor service provider could assume the duties of the parent in the event of the bankruptcy of the parent without interruption or an increase of fees. Therefore, Black Hills requests approval under section 13(b) of the Act and rules 87 and 90 to enable CLF&P to provide the services described in this paragraph at a fee not to exceed a market price but only for so long as the Expense Agreement established by the Financing Subsidiary is in place.

        Any Financing Subsidiary organized under the authority granted in this proceeding shall be organized only if, in management’s opinion, the creation and utilization of such Financing Subsidiary will likely result in tax efficiencies, increased access to capital markets and/or lower cost of capital for CLF&P. No Financing Subsidiary shall acquire or dispose of, directly or indirectly, any interest in any “utility asset,” as that term is defined under the Act.

        Black Hills also requests authorization for CLF&P to issue to any Financing Subsidiary, at any time or from time to time in one or more series, unsecured debentures, unsecured promissory notes, or other unsecured debt instruments (individually, a “Note” and, collectively, the “Notes”) governed by an indenture or indentures or other documents. The Financing Subsidiary will apply the proceeds of any external financing by such Financing Subsidiary plus the amount of any equity contribution made to it from time to time to purchase the Notes. The terms (e.g., interest rate, maturity, amortization, prepayment terms, default provisions, etc.) or any Notes would generally be designed to parallel the terms of the securities issued by the Financing Subsidiary to which the Notes relate.

        G.  Accounting Treatment for the Acquisition; Impact on Rates

        In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations,” Black Hills will use the purchase method of accounting for the Acquisition. Under this method of accounting, the total cost of acquiring CLF&P will be assigned to the tangible and identifiable intangible assets acquired and liabilities assumed in the Acquisition on the basis of their fair values on the date of the acquisition. In this case, Black Hills intends to “push down” the purchase accounting and establish a new basis of accounting for the stand-alone financial statements of CLF&P.

        H.  Rule 54 Analysis

        Rule 54 states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if Rules 53(a), (b) and (c) are satisfied. As described in detail in the Registration U-1, Black Hills will not be in compliance with all of the provisions of the Rule 53 safe harbor. For the reasons discussed in the Registration U-1, Black Hills has requested in the Registration U-1 that the Commission approve additional financing for the purpose of allowing Black Hills to make additional investments in EWGs and FUCOs up to the Modified Rule 53 limitation and make no adverse findings under Rule 54 in connection with the other financing and investment approval sought therein. For those same reasons, Black Hills requests that the Commission make no adverse findings under Rule 54 in connection with the approvals of the Acquisition and other transactions sought herein.

Item 2.  Fees, Commissions and Expenses

        Black Hills expects to pay or incur approximately $1.5 million in aggregate fees, commissions, and expenses, directly or indirectly, in connection with the proposed Acquisition.

Item 3.  Applicable Statutory Provisions

        A.  Applicable Provisions

        The proposed Acquisition is subject to Sections 9, 10, and 11 of the Act. To the extent that the proposed Acquisition is considered by the Commission to require authorization, exemption or approval under any section of the Act or rules and regulations other than those set forth above, request for such authorization, exemption or approval is hereby made.

      B.  Legal Analysis of the Acquisition

        A section-by-section analysis of the provisions of the Act related to the Acquisition demonstrates that the Acquisition is consistent with each of the sections of the Act referenced above and recent Commission precedents and therefore should be approved by the Commission.

1. Section 9(a)(2) – Acquisition of Utility Voting Securities. Section 9(a) makes it unlawful, without approval of the Commission under Section 10:

(1)	for any registered holding company . . . to acquire, directly or indirectly, any securities or utility assets or any other interest in any business;

(2)

for any person . . . to acquire, directly or indirectly, any security of any public-utility company, if such person is an affiliate . . . of such company and of any other public-utility or holding company, or will by virtue of such acquisition become such an affiliate.[17]

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        17.  Under the definition set forth in Section 2(a)(11), an “affiliate” of a specified company means “any person that directly or indirectly owns, controls, or holds with power to vote, 5 per centum or more of the outstanding voting securities of such specified company,” and “any company 5 per centum or more of whose outstanding voting securities are owned, controlled, or held with power to vote, directly or indirectly, by such specified company.”

Black Hills is currently an affiliate of Black Hills Power by virtue of Black Hills’ ownership of all of the outstanding voting securities of Black Hills Power. As a result of the Acquisition, Black Hills will acquire all of the outstanding voting securities of, and therefore become an affiliate of, CLF&P. However, Black Hills anticipates that it will not consummate the Acquisition until the Commission has issued its order with respect to the Registration U-1 and Black Hills has become a registered holding company by filing a notice of registration with the Commission pursuant to Section 5 of the Act. In either event, the Acquisition requires prior Commission approval under Section 10. The relevant standards for approval of the Acquisition are set forth in Sections 10(b), 10(c) and 10(f) of the Act.

        The Acquisition complies with all of the applicable provisions of Section 10 of the Act and should be approved by the Commission because:

•	the Acquisition will not tend towards interlocking relations or concentration of control;

•	the consideration to be paid in the Acquisition is fair and reasonable;

•	the Acquisition will not result in an unduly-complicated capital structure for the Black Hills System;

•	the Acquisition is in the public interest and the interests of investors and consumers;

•	the Acquisition is consistent with Section 8 and not detrimental to carrying out the provisions of Section 11 of the Act;

•	the Acquisition tends toward the economical and efficient development of an integrated electric system and a permitted additional integrated gas system; and

•	the Acquisition will comply with all applicable state laws.

2. Section 10(b) – Three Requirements for Approval. Section 10(b) provides that if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition under Section 9(a) unless the Commission finds that:

•

 such acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interests of investors or consumers (Section 10(b)(1));

•

 in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired (Section 10(b)(2)); or

•

 such acquisition will unduly complicate the capital structure of the holding-company system of the applicant or will be detrimental to the public interest or the interests of investors or consumers or the proper functioning of such holding-company system (Section 10(b)(3)).

a. Section 10(b)(1) – Interlocking Relations/Concentration of Control Applicable Standard.The standards of Section 10(b)(1) are satisfied because the Acquisition will not “tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interests of investors or consumers.” The Acquisition will clearly result in new links between previously unrelated companies. The Commission has recognized that such interlocking relationships are permissible in the interest of efficiencies and economies.[18] The links that will be established as a result of the Acquisition are not the types of interlocking relationships targeted by Section 10(b)(1), which is primarily aimed at preventing business combinations for reasons unrelated to attaining operating synergies.

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        18.  Northeast Utilities, Holding Company Act Release No. 35-25221 (Dec. 21 1990), as modified, Holding Company Act Release No. 35-25273 (Mar. 15, 1991), aff'd sub nom. City of Holyoke v. SEC, 972 F.2d 358 (D.C. Cir. 1992) ("interlocking relationships are necessary to integrate [the two merging entities]").

        In the present circumstances, the so-called “interlocking relationships” will consist of the recomposition of the CLF&P Board of Directors with Black Hills personnel or designees, and various contractual arrangements designed to integrate the Black Hills System and to produce or preserve efficiencies and economies. The addition of representatives of the parent company in a holding company system to the board of a new subsidiary within the system is commonplace. So too are the contractual arrangements that will be established among the companies in the Black Hills system. These arrangements are described below.

Services Agreements. CLF&P will enter into a utility Services Agreement with Black Hills Services consistent with the form of utility Services Agreement included with the Registration U-1 as Exhibit B-2. Black Hills Services will also provide services to Black Hills Power and Black Hills’ other direct and indirect non-utility Subsidiaries through this standard Services Agreement. The consolidation of functions into Black Hills Services to avoid the duplication of personnel and functions will produce economies and efficiencies. In addition, services incidental to their business functions may be provided directly by Black Hills Power and CLF&P in compliance with Rule 87(a)(3). The provision of services between Black Hills Power and CLF&P and certain affiliates will be subject to state regulation as well.

Power Sales and Marketing Agreements. All generating facilities in the Black Hills System owned by utilities will be either, owned or operated, maintained, and dispatched by Black Hills Power. In addition, some generating resources owned by Black Hills Energy will or may be scheduled or operated, maintained and dispatched by Black Hills Power as part of a coordinated operating function to service the Black Hills System loads. CLF&P does not currently own any generating facilities. Accordingly, CLF&P obtains its full electric requirements needed to serve its retail loads from off-system suppliers. As described in Item 1.C.2, CLF&P has obtained full requirements service from PSCo since 2001 and will continue to do so through 2007.

Transmission Agreements. Black Hills Power owns and operates a small transmission system located in South Dakota and Wyoming, with a small 69-kV distribution extension into Montana. The Black Hills Power transmission system is integrated with the regional transmission system, with interconnections with the WAPA and PacifiCorp transmission systems, and Black Hills Power provides transmission service to itself and third party transmission customers. Black Hills Power’s transmission system is located within WAPA’s Rocky Mountain Region (“RMR”) transmission control area. Black Hills Power operates its transmission system as a subcontrol area within the WAPA RMR control area.

        CLF&P owns a much smaller set of transmission facilities, comprised of two 115-kV transmission line segments that total 25.5 miles in length that are situated wholly within, and are operated by, WAPA’s RMR control area. CLF&P also owns facilities in two WAPA transmission substations and a switching station. CLF&P uses these transmission facilities to interconnect its distribution system with the WAPA transmission system. CLF&P’s transmission facilities do not comprise an integrated transmission network, and although open access transmission service is available over CLF&P’s facilities pursuant to the Xcel Energy OATT, Xcel Energy has informed Black Hills that no customer has ever requested service from Xcel Energy over them.

        Because of the limited nature of CLF&P’s transmission facilities, unlike many existing registered holding company systems, the combined electric systems of Black Hills Power and CLF&P (the “Black Hills Electric System”) will have no need for a transmission integration agreement. The Black Hills Electric System will be physically interconnected through WAPA’s transmission system, to which Black Hills Power and CLF&P are both directly interconnected. The Black Hills Power system is directly interconnected with the WAPA system at the Stegall West substation, located in Nebraska, and can also reach WAPA’s system through a short transmission path over PacifiCorp’s transmission system to PacifiCorp’s Dave Johnston/Casper substation, which is directly interconnected with the WAPA system. CLF&P has a renewable, firm network integration transmission service agreement with WAPA. WAPA has defined three interconnection points where CLF&P can accept defined amounts of power delivered over the WAPA system, as follows:

Interconnection Point	Capacity
Stegall West Substation	75 MW
Dave Johnston/Casper Substation	75 MW
Ault Substation	159 MW

        CLF&P has obtained full requirements service from its affiliate PSCo since 2001. Black Hills Wyoming, a Black Hills non-utility Subsidiary that owns and operates electric generating facilities located in Wyoming,19 supplies power to PSCo and therefore may from time-to-time indirectly supply power to CLF&P. In 2001, Black Hills Wyoming entered into the two long-term PPAs with CLF&P to supply CLF&P with up to 100 MW of electric capacity and associated energy on a unit contingent basis.20 CLF&P subsequently assigned the PPAs to PSCo through 2007. After 2007, the PPAs automatically will revert back from PSCo to Cheyenne without further action by any party.

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        19.  Black Hills Wyoming (formerly known as Black Hills Generation, Inc.) is an EWG. See Black Hills Generation, Inc., 95 FERC ¶ 62,025 (2001).

        20.  As noted, the two PPAs expire in 2011 and 2013.

        In conjunction with entering into the PPAs, Black Hills Wyoming entered into a 60 MW, firm point-to-point transmission service agreement with Black Hills Power that allows Black Hills Wyoming to deliver energy sold under the PPAs to PSCo at the Stegall West substation in Nebraska, at which point the Black Hills Power system directly interconnects with the WAPA transmission system. Cheyenne has a long-term network integration transmission service agreement with WAPA by which it can utilize the WAPA transmission system to deliver power purchased from PSCo at Stegall West to CLF&P’s loads at points of delivery on the WAPA system. In addition, Black Hills can deliver energy to PSCo by utilizing a short transmission path over PacifiCorp’s transmission system to PacifiCorp’s Dave Johnston/Casper substation.

        The Black Hills Electric System will be interconnected and integrated through these existing open access transmission arrangements without causing or requiring (a) any transmission cost shifts between Black Hills Power and CLF&P; (b) transmission cost equalization; (c) the incurrence of any central control and dispatch costs associated with integration; or (d) either Black Hills Power or CLF&P needing to construct additional transmission facilities. Accordingly, for all the reasons explained above, a transmission integration agreement between Black Hills Power and CLF&P is unnecessary.

Size. While the combination of Black Hills Power and CLF&P will result in a larger utility system, the Black Hills Electric System will still be small in both an absolute and a relative sense, and it will be able to benefit from economies of scale. The Black Hills Electric System will serve approximately 98,000 electric customers and 30,000 gas customers located primarily in two states. As of December 31, 2003, the combined consolidated assets of Black Hills Power and CLF&P totaled approximately $623 million and, for the year ended December 31, 2003, combined consolidated operating revenues totaled approximately $268.1 million.

        In the past, the Commission has rejected a mechanical size analysis under Section 10(b)(1) in favor of assessing the size of the resulting system with reference to the economic efficiencies that can be achieved through the integration and coordination of utility operations.21 By virtue of the Acquisition, Black Hills will be in a position to realize and preserve these types of benefits. Among other things, the Acquisition can be expected to preserve labor cost savings, corporate and administrative and purchasing savings, and savings in the cost of information technology, facilities, vehicles, and corporate programs including insurance, advertising, organization dues and benefits.22 In addition, Black Hills will integrate CLF&P into its financial structure and into Black Hills Power’s integrated resource planning processes, thereby allowing CLF&P to benefit in the long-term.

Competitive Effects. Section 10(b)(1) also requires the Commission to consider the possible anti-competitive effects of a proposed combination. In this case, Black Hills and Xcel Energy filed required Notification and Report Forms with the Department of Justice and the FTC pursuant to the HSR Act describing the effects of the Acquisition on competition in the relevant market. It is a condition to the consummation of the Acquisition that the applicable waiting period under the HSR Act shall have expired or been terminated, and the FTC granted early termination of the applicable waiting period on May 17, 2004.

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        21.  The Commission has previously noted that, although the framers of the Act were concerned about “the evils of bigness, they were also aware that the combination of isolated local utilities into an integrated system afforded opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations . . . [and] [t]hey wished to preserve these opportunities.” American Electric Power Company, Holding Company Act Release No. 35-27186 (June 14, 2000) (quoting American Electric Power, 46 SEC 1299 (1978). See also CP&L Energy, Inc., Holding Company Act Release No. 35-27284 (Nov. 27, 2000); Exelon Corporation, Holding Company Act Release No. 35-2756 (Oct. 19, 2000); New Century Energies, Inc., Holding Company Act Release No. 35-27212 (Aug. 16, 2000).

        22.  These expected economies and efficiencies from the combined utility operations are described in greater detail in Item 3.B.3.b.

        The competitive impact of the Acquisition was considered by FERC in its process of approving the Acquisition under Section 203 of the Federal Power Act. In the joint application filed with FERC by Black Hills, Xcel Energy, and CLF&P on June 14, 2004, the applicants demonstrated that the Acquisition will not cause the consolidation of any generating capacity or transmission systems and therefore will not have any impact on competition. Accordingly, FERC approved the Acquisition without condition, concluding that “[t]he proposed transaction is authorized upon the terms and conditions and for the purposes set forth in the application.”23 The Commission has found, and the courts have agreed, that it may watchfully defer to FERC with respect to such matters.24

b. Section 10(b)(2) – Acquisition Consideration and Fees. Section 10(b)(2) of the Act precludes approval of an acquisition if the consideration to be paid in connection with the combination, including all fees, commissions and other remuneration, is “not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of . . . the utility assets underlying the securities to be acquired.” The Commission has found “persuasive evidence” that the standards of Section 10(b)(2) are satisfied where, as here, the agreed consideration for an acquisition is the result of arm’s-length negotiations between the managements of the companies involved, supported by opinions of financial advisors.[25]

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        23.  Black Hills Corporation, et al., 108 FERCP. 62,247 at 3 (2004).

        24.  See City of Holyoke v. SEC, 972 F.2d 358, 363-64 (D.C. Cir. 1992) (quoting Wisconsin's Environmental Decade v. SEC, 882 F.2d 523, 527 (D.C. Cir. 1989)).

        25.  See, e.g., Ohio Power Company, Holding Company Act Release No. 35-16753 (June 8, 1970).

        The sale of CLF&P to Black Hills was the result of a selling process from which Black Hills emerged as the successful bidder. Black Hills understands that as part of the selling process, CLF&P received and evaluated additional independent bids. Xcel Energy estimated valuation ranges for CLF&P using several factors including: (i) discounted cash flows; (ii) multiples of comparable publicly traded companies; and (iii) multiples of comparable transactions.26 Black Hills preceded its execution of the Acquisition Agreement for CLF&P by extensive due diligence, analysis, and evaluation of the assets, liabilities and business prospects of CLF&P. Prices arrived at through arm’s-length negotiations are particularly persuasive evidence that Section 10(b)(2) is satisfied.27

        A further consideration under Section 10(b)(2) is the overall fees, commissions, and expenses to be incurred in connection with the Acquisition. Black Hills believes that these items are reasonable and fair in light of the size and nature of the Acquisition. As set forth in Item 2 of this Application, Black Hills expects to incur a total of approximately $1.5 million in fees, commissions, and expenses in connection with the Acquisition, including the fees of financial and other advisors. While the Acquisition involves a transaction that is considerably smaller than several recent utility mergers approved by the Commission, the fees and expenses associated with the Acquisition are also considerably smaller. Black Hills’ total fees and expenses for the Acquisition are expected to amount to approximately 1.8% of the estimated value of the Acquisition.

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        26.  SeeXcel Energy’s Form U-1 application with respect to its sale of CLF&P to Black Hills, filed with the Commission on May 14, 2004.

        27.  See, e.g., Ohio Power Company, Holding Company Act Release No. 35-16753 (June 8, 1970).

        Black Hills also believes that the estimated fees and expenses in this matter bear a fair relation to the value of the transaction to Black Hills and the benefits to be achieved by the Acquisition, and further that the fees and expenses are fair and reasonable in light of the size and nature of the Acquisition,28 particularly in light of the fact that the percentage of fees and expenses to the overall value of the legal and other work that must be done is similar to that required for much larger transactions. These fees and expenses are still fair and reasonable when viewed in light of the Acquisition’s expected benefits.

c. Section 10(b)(3) – Uncomplicated Capital Structure; No Detriment to Protected Interests

        Section 10(b)(3) of the Act requires the Commission to determine whether the Application will “unduly complicate the capital structure” or be “detrimental to the public interest or the interest of investors or consumers or the proper functioning” of the Black Hills System. Black Hills capital structure will be similar to the capital structures of traditional registered holding company systems. Although Black Hills has an authorized class of preferred stock and a relatively small amount of preferred stock outstanding, it has no current plans to issue additional Black Hills preferred stock other than in connection with payouts under an earn-out associated with a 2000 acquisition. The only outstanding class of voting securities of Black Hills’ direct Non-Utility Subsidiaries will be common stock and, in each case, all issued and outstanding shares of such common stock will be held by Black Hills (except as noted in Exhibits I-1 and I-2 to the Registration U-1). The existing debt securities and preferred stock of Black Hills, Black Hills Power, and CLF&P will remain outstanding without change.

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        28.  See, e.g., Exelon Corporation, Holding Company Act Release No. 35-27256 (Oct. 19, 2000) (fees and expenses represented approximately 1.5% of the consideration); Entergy Corporation, Holding Company Act Release No. 35-25952 (Dec. 17, 1993) (fees and expenses represented approximately 1.7% of the value of the consideration paid to the shareholders of Gulf States Utilities); Northeast Utilities, Holding Company Act Release No. 35-25548 (June 3, 1992), modified on other grounds, Holding Company Act Release No. 35-25550 (June 4, 1992) (noting that fees and expenses must constitute normal costs and represent a minor part of the overall acquisition); Northeast Utilities, Holding Company Act Release No. 35-25548 (June 3, 1992) (fees and expenses represented approximately 2% of the value of the assets to be acquired).

        Set forth below are summaries of the capital structures of Black Hills and CLF&P as of December 31, 2003, and the pro forma consolidated capital structure of Black Hills (assuming the Acquisition occurred on December 31, 2003).

Unaudited Pro Forma Consolidated Condensed Capital Structure

(In Thousands – As of December 31, 2003)

	Black Hills Historical	CLF&P Historical	Pro Forma Adjustments	Consolidated Black Hills Pro Forma
Common Equity
Common Stock, net of
Treasury Shares	$408,159	$17,201	$(17,201)	$408,159
Retained Earnings	304,567	18,313	(18,313)	304,567
Accumulated Other
Comprehensive Income
(Loss)	(11,122)	(1,631)	1,631	(11,122)

Total Common Equity	701,604	33,883	(33,883)	701,604

Preferred and Preference
Stock Current Maturities
of Pref. Stock	8,143	--	--	8,143

Total Preferred. and
Preference Stock	8,143	--	--	8,143

Company Obligated
Mandatorily Redeemable
Preferred Securities
Long-Term Debt
Bonds	184,230	25,000	--	209,230
Other	701,888	--	--	701,888
Current Maturities of LTD	(17,659)	--	--	(17,659)
Intercompany	--	26,175	(26,175)	--

Total Long-Term Debt	868,459	51,175	(26,175)	893,459

Short-term Debt	--	--	--	--
Current Maturities of LTD	17,659	--	--	17,659

Total Capital Structure	$1,595,865	$85,058	(60,058)	$1,620,865

        The anticipated common equity as a percentage of total capitalization ratio of Black Hills upon the consummation of the Acquisition will be approximately 44%. This is well above the common equity percentage of capitalization found acceptable by the Commission in the past.29

        For all of the reasons outlined above, the Acquisition will not result in an unduly complicated capital structure for Black Hills.

No Detriment to Protected Interests.Section 10(b)(3) of the Act also requires the Commission to determine whether the proposed combination will be detrimental to the public interest, the interests of investors or consumers, or the proper functioning of the combined utility system. The combination of Black Hills and CLF&P is entirely consistent with the proper functioning of a registered holding company system.

        As discussed below, the utility operations of Black Hills Power and CLF&P will be effectively interconnected and integrated through the WAPA transmission system on a contract basis through Black Hills’ and CLF&P’s existing transmission service arrangements and the availability of open access transmission service on the regional system through open access transmission tariffs on file with FERC.

        The Black Hills Electric System will be confined to a single area or region in southwest South Dakota, eastern Wyoming, and southwest Montana, a sparsely populated region which is not so large as to impair (considering the “state of the art”) localized management, efficient operation, and effective regulation. The combination will preserve substantial savings and benefits to the public and to consumers and investors of both companies and facilitate further new savings and efficiencies in the future.

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        29.   The Commission generally has required a registered holding company system and its public-utility subsidiaries to maintain at least a 30% common equity percentage. See, e.g., Emera, Inc., Holding Company Act Release No. 35-27445 (Oct. 1, 2001); AGL Resources, Inc., Holding Company Act Release No. 35-27243 (Oct. 5, 2000). See also Exemption of Issuance and Sale of Certain Securities by Public-Utility Subsidiary Companies of Registered Public-Utility Holding Companies, Holding Company Act Release No. 25573 (July 7, 1992); Northeast Utilities, Holding Company Act Release No. 35-25221 (Dec. 21, 1990). In the Registration U-1, Black Hills has committed to maintain at least a 30% common equity percentage during the Authorization Period.

        The consummation of the Acquisition is conditioned upon receipt of all necessary State and Federal regulatory approvals.30 These regulatory approvals will ensure that the interests of Black Hills Power’s and CLF&P’s customers are adequately protected. FERC’s approval of the Acquisition provides assurances that the Acquisition will have no adverse effect on competition, no adverse effect on wholesale rates, and no adverse effect on Federal and State regulation. The Wyoming Commission’s approval provides assurances that Wyoming retail customers are adequately protected.

        As noted by the Commission in approving Entergy’s acquisition of Gulf States Utilities, “concerns with respect to investors’ interests have been largely addressed by developments in the Federal securities laws and the securities market themselves.”31 Black Hills is, and will remain, a reporting company subject to the continuous disclosure requirements of the Securities and Exchange Act of 1934 (the “1934 Act”), following the completion of the Acquisition. The various reports previously filed by Black Hills (and Xcel Energy) under the 1934 Act contain readily-available information concerning the Acquisition.

        For the foregoing reasons, Black Hills believes that the Acquisition will be in the public interest and in the interests of investors and consumers and will not be detrimental to the proper functioning of the resulting holding company system.

3. Sections 10(c), 8 and 11 – Integration

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        30.   As noted above, the Wyoming Commission approved the Acquisition on August 26, 2004, and FERC approved it on September 20, 2004. See Exhibits D-2.2 and D-1.2.

        31.   Entergy Corporation, Holding Company Act Release No. 35-25952 (Dec. 17, 1993).

        Section 10(c) of the Act provides that, notwithstanding the provisions of Section 10(b), the Commission shall not approve an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11 or the acquisition of securities or utility assets of a public utility or holding company, unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public-utility system.

a. Sections 8 and 11

        (1)       The Acquisition will be Lawful under Section 8. Section 10(c)(1) first requires that the Acquisition be lawful under Section 8. That section was intended to prevent holding companies, by the use of separate subsidiaries, from circumventing state restrictions on common ownership of gas and electric operations. The Acquisition will not result in any new situation of common ownership—so-called “combination” systems—within a given state. CLF&P has provided, and will continue to provide, electric service in and around Cheyenne, Wyoming, and, as it has for many years, it will also provide gas distribution services in southeast Wyoming. Because Wyoming law does not prohibit combination gas and electric utilities serving the same area, the Acquisition does not raise any issue under Section 8 of the first clause of Section 10(c)(1).

        (2)       The Acquisition Is Not Detrimental to Carrying Out the Provisions of Section 11. Section 10(c)(1) also requires that the Acquisition not be “detrimental to the carrying out of the provisions of Section 11.” Section 11(b)(1) directs the Commission generally to limit a registered holding company “to a single integrated public-utility system” and permitted “additional” systems. As discussed in the Registration U-1, Black Hills Power’s existing electric utility system is clearly a “single integrated public utility system” within the meaning of the Act. Because the combination of Black Hills Power and CLF&P will result in a single, integrated electric utility system—the Black Hills Electric System—and Black Hills will hold a permitted additional gas-utility system—the CLF&P Gas System—the Acquisition will not be detrimental to carrying out the provisions of Section 11.

        In the near-term future, the creation of the Black Hills Electric System will not cause a significant change in existing utility operations. Black Hills Power will continue to generate, acquire, and provide power to meet the needs of its wholesale and retail customers. Until the expiration of the PSCo full requirements contract with CLF&P at the end of 2007, CLF&P will continue to procure its electric power requirements from PSCo to service its customers on an economical and efficient basis.

        While Black Hills Power will not directly supply power to CLF&P during the term of CLF&P’s requirements agreement with PSCo through 2007, Black Hills will integrate CLF&P into its financial structure and Black Hills Power’s integrated resource planning process without delay following completion of the Acquisition. By integrating CLF&P into its financial structure and integrated utility resource planning process, Black Hills will commence the process of planning to meet CLF&P’s resources needs on a least cost basis for 2008 and beyond. Depending on financial and market conditions in 2008 and beyond, Black Hills may elect to meet CLF&P’s resource needs through Black Hills Power’s or Black Hills Energy’s generating resources, the construction or acquisition of new generating resources for CLF&P, the procurement of capacity resources from third-party power suppliers, or some combination of these resources. This integration and planning process, which is conducted on a long-term planning horizon, will commence long before 2008, meaning that Black Hills’ integration of CLF&P into the Black Hills System will start immediately.

        Black Hills expects that Black Hills Power will serve as the central controlling entity for all the utility electric generation in the Black Hills Electric System, whether currently existing or constructed in the future. In that role Black Hills Power will be able to balance the supply it controls with the needs of the Black Hills Electric System and off-system sales opportunities.

        The gas distribution facilities of CLF&P are and have been for many years a single, integrated gas utility system (the “CLF&P Gas System”). Consequently, the Commission should find that the Black Hills Electric System will be the primary integrated public-utility system for purposes of Section 11(b)(1), and that the CLF&P Gas System is a permissible additional system under the “A-B-C” clauses of that section. Black Hills’ retention of the CLF&P Gas System is discussed in Item 3.B.3.c.

b. The Black Hills Electric System Will Be an Integrated Utility System. In both the short term and the long term, Black Hills Power and CLF&P intend to integrate their operations in the most economic manner possible, consistent with applicable State and Federal regulatory requirements, to take full advantage of the opportunities available to produce and distribute power at lower cost for the benefit of their customers and Black Hills’ shareholders. The factors establishing integration are summarized below.

        (i)       Centralized Generation. Black Hills Power will coordinate the efficient use of Black Hills Power’s and Black Hills’ Non-Utility Subsidiaries’ generation. In the short-term, while CLF&P continues to obtain its full electric requirements from PSCo, Black Hills Power will continue to operate its utility system to serve its customers, both retail and wholesale. During this period Black Hills will integrate CLF&P into its centralized integrated resource planning process and plan for CLF&P’s resource requirements for 2008 and beyond.

        In the long-term, should the least-cost resource solution for CLF&P entail serving CLF&P from Black Hills Power generation, Black Hills Energy generation, or generation built for CLF&P, or some combination of those resources, Black Hills Power will coordinate the efficient use of those resources for the benefit of the entire Black Hills Electric System. Even if the least cost solution for CLF&P is to procure generating resources from third-party power suppliers, Black Hills Power will be centrally involved in generation and transmission scheduling as necessary to ensure that CLF&P’s requirements are met.

        (ii)       Centralized Operations. Black Hills Power will coordinate the economic dispatch of all utility generation in the Black Hills Electric System and coordinate the efficient functioning of the Black Hills Electric System, including transmission and distribution systems. Black Hills Power will continue to operate the Black Hills Power transmission system. In the event a request for transmission service on CLF&P’s limited transmission facilities is ever received, Black Hills Power will also coordinate the provision of that service, although the CLF&P transmission facilities will continue to be operated locally.

        (iii)       Centralized Administration. Black Hills Services will oversee centralized corporate and administrative services required by Black Hills’ Subsidiaries. Black Hills Power, with corporate headquarters in Rapid City, South Dakota, will coordinate utility operations functions with facilities in South Dakota, Wyoming, and Montana. Black Hills Power and CLF&P will maintain the benefits of localized management in district offices throughout their service areas. Black Hills’ Utility Subsidiaries will remain fully subject to applicable state and federal public utility regulation, which will not be adversely affected by the Acquisition.

        (iv)       Centralized Interconnection Management. Black Hills will effectuate the coordinated operations of its generation, transmission, and distribution functions through Black Hills Power’s administration of transmission interconnections sufficient to ensure that the benefits of the centralized control and dispatch of generating assets are realized. Black Hills and CLF&P will be interconnected through the WAPA transmission system and their existing transmission service arrangements.

        Through these existing arrangements and the availability of open access transmission service through open access transmission tariffs on file with FERC, Black Hills Power will have ability to arrange the movement of power economically to CLF&P in amounts sufficient to meet its operating needs.

        (v)       Size; Single Area or Region. The combined utility assets of the Black Hills holding company system will not be so large as to impair (considering the “state of the art” and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation. Black Hills will structure the Black Hills Electric System to preserve local management for Black Hills Power and CLF&P in their traditional service areas in South Dakota and Wyoming. The Black Hills Electric System will still be a very small utility system, not nearly so large as to impair efficient operations through excessive growth. Nothing about the transaction will cause the South Dakota Commission, the Wyoming Commission, FERC, or this Commission to be divested of jurisdiction over Black Hills Power or CLF&P. Further, Black Hills’ distribution areas—in and around Rapid City and Cheyenne—are homogeneous and have similar operating characteristics; they are clearly not “scattered” properties prohibited by the Act.

        (vi)       Section 2(a)(29)(A) – Integration Standards. The Acquisition also fits squarely within existing Commission precedent with respect to the four integration standards set forth in Section 2(a)(29)(A) of the Act, as discussed in greater detail below.

(A) Interconnection. The first requirement for an integrated electric utility system is that the electric generation and/or transmission and/or distribution facilities comprising the system be “physically interconnected or capable of physical interconnection.” The Commission has consistently held that this interconnection requirement is met where the two service areas are connected by power transmission lines that the companies have a contractual right to use.[32] The requirement that the combined utility assets of the Black Hills Electric System must be physically interconnected or capable of physical interconnection will therefore be satisfied by the existing physical interconnection between Black Hills Power and CLF&P through the transmission systems of WAPA and PacifiCorp and the existing contractual arrangements for the use of these systems.

        As discussed above, Black Hills Wyoming has a 60 MW, firm point-to-point transmission service agreement with Black Hills Power that allows Black Hills Wyoming to deliver energy sold under the PPAs to PSCo at the Stegall West substation in Nebraska, at which point the Black Hills Power system directly interconnects with the WAPA transmission system. Cheyenne has a long-term network integration transmission service agreement with WAPA by which it can utilize the WAPA transmission system to deliver power purchased from PSCo at Stegall West to CLF&P’s loads at points of delivery on the WAPA system. In addition, Black Hills can deliver energy to PSCo by utilizing a short transmission path over PacifiCorp’s transmission system to PacifiCorp’s Dave Johnston/Casper substation, which is directly interconnected with the WAPA system.

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        32.   CP&L Energy, Inc., Holding Company Act Release No. 35-27284 (Nov. 27, 2000); Exelon Corporation, Holding Company Act Release No. 35-27256 (Oct. 19, 2000); New Centuries, Inc., Holding Company Act Release No. 35-27212 (Aug. 16, 2000).

        By 2008, when the PPAs revert back from PSCo to CLF&P and Black Hills Wyoming begins selling directly to CLF&P under the PPAs through mid-2011, Black Hills will be able to serve CLF&P’s requirements through Black Hills Power, Black Hills Wyoming, other Black Hills EWG subsidiaries, or through other resources in the region. Black Hills expects the regional transmission system to have been strengthened by 2008 through transmission upgrade projects currently planned for the WAPA system. Transmission service available on the Black Hills Power, WAPA, and PacifiCorp systems will allow Black Hills Power, Black Hills Wyoming, other Black Hills Subsidiaries, and/or third-party resources to serve CLF&P’s power requirements. Those improvements on the WAPA system will remove transmission constraints that would currently limit Black Hills from delivering more than 75 MW of power to CLF&P over the WAPA system through each of the Stegall West or Dave Johnston/Casper interconnections. After 2008, Black Hills Power, Black Hills Wyoming, and/or other Black Hills Subsidiaries will use the firm transmission paths described above and arrange for other interconnecting paths as necessary to ensure that CLF&P receives power from Black Hills when it is economically desirable. To the extent necessary, Black Hills can arrange for the construction of additional upgrades on the regional transmission system through the OATTs of the regional transmission providers as necessary to serve CLF&P.

        Under current and future transmission arrangements, Black Hills will be able to engage in coordinated operations in a manner necessary to establish that it is in an integrated public utility company. Due to these factors, the goals typically sought to be accomplished by a “system transmission agreement”—i.e., enabling each system company to access the transmission facilities of the others and providing a mechanism for rationalizing the different transmission rates imposed by each company—are accomplished through the open access transmission regime fostered by FERC.

        Consistent with the Commission’s precedents finding the interconnection requirement to be satisfied on the basis of contractual rights to use a third party’s transmission lines, Black Hills and CLF&P will satisfy the interconnection requirement by use of their firm contract rights to use the Black Hills Power and WAPA transmission systems to integrate their resources and loads. Black Hills believes that the additional interconnections it could achieve through other transmission paths obtained through OATTs further demonstrates that it complies with the Act’s interconnection and integration requirements.33 Through existing and available other OATT arrangements, Black Hills will be able to control the movement of power within the Black Hills Electric System just as reliably and efficiently as if all generation, transmission and distribution facilities of the Black Hills Electric System were directly interconnected over Black Hills’ own facilities.

    (B)        Coordination. Historically, the Commission has interpreted the requirement that an integrated electric system be economically operated under normal conditions, as a single interconnected and coordinated system, “to refer to the physical operation of utility assets as a system in which, among things, the generation and/or flow of current within the system may be centrally controlled and allocated as need or economy directs.”34 It is clear from the language of the Act and Commission precedent that central or joint dispatch is not per se a requirement for a finding of coordinated operations.35 Central dispatch was a means to accomplish the efficient “coordinated” operations required by the Act, not an end in itself.

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        33.  CP&L Energy, Inc., Holding Company Act Release No. 35-27284 (Nov. 27, 2000); Exelon Corporation, Holding Company Act Release No. 35-27256 (Oct. 19, 2000).

        34.  See, e.g., Connectiv Inc., (citing The North American Company, Holding Company Act Release No. 35-3466 (April 14, 1942), aff’d, F.2d 148 (2d Cir. 1943), aff’don constitutional grounds, 327 U.S. 686 (1946)).

        35.  See, e.g., Exelon Corporation, Holding Company Act Release No. 35-27256 (Oct. 19, 2000); New Century Energies, Inc., Holding Company Act Release No. 35-27212 (Aug. 16, 2000); American Electric Power Company, Inc., Holding Company Act Release No. 35-27186 (June 14, 2000). See alsoElectric Energy, Inc., 38 SEC 658 (1958); Cities Service Power & Light Co., 14 SEC 28 (1943). In fact, the Commission has even held that a system could be deemed integrated even if power never flowed between two parts of the system. Environmental Action, Inc. v. SEC, 895 F.2d 1255 (9th Cir. 1990).

        In this case, CLF&P does not own any generating capacity, so coordination of CLF&P generation is not a relevant consideration. Nevertheless, Black Hills Power will serve a coordinating function with respect to the resources CLF&P must procure to serve its customers. In the short-term, Black Hills Power will integrate CLF&P into its integrated resource planning process to begin planning to meet CLF&P’s resource requirements in 2008 and beyond, following the expiration of CLF&P’s full requirements contract with PSCo.

        Moreover, Black Hills Power already is involved in part in meeting CLF&P’s existing resource needs through CLF&P’s full requirements contract with PSCo. Under the PPAs in which Black Hills Wyoming sells unit-contingent capacity and energy to PSCo, which in turn supplies CLF&P its full electric requirements, PSCo is granted the right to dispatch the Black Hills Wyoming generation as necessary to satisfy PSCo’s requirements. Black Hills Power dispatches the Black Hills Wyoming generation pursuant to PSCo’s schedule and coordinates tagging and operational requirements with WAPA, the regional control area operator.

        In the long-term, following the reversion of the PPAs from PSCo back to CLF&P in 2008, Black Hills Power will undertake scheduling and dispatch operations for the Black Hills Wyoming generation serving CLF&P through mid-2013, thereby furthering the coordinated operation of the combined systems. Black Hills Power will further be involved in meeting the remainder of CLF&P’s requirements in excess of the 100 MW of power supplied by Black Hills Wyoming. Black Hills may supply those requirements to CLF&P itself, coordinate the scheduling and dispatch of Black Hills Energy that may be committed to serve CLF&P, or coordinate the scheduling and dispatch of third-party resources generation that may be procured to serve CLF&P, or coordinate the procurement of an all-requirements third-party resource. In addition, Black Hills Power will continue to operate its own generation to serve its customers and make off-system wholesale sales to third parties.

        In applying the integration standard, the Commission looks beyond simply the coordination of the generation and transmission within a system to the coordination of other activities.36 Coordination of administrative functions and joint marketing activities were important factors in the Commission’s determination that the coordination requirement was satisfied in Exelon Corporation and New Century Energies, Inc.37

        The combined system of Black Hills will be coordinated in a variety of ways beyond simply the coordination of the generation and transmission within the system. Among other things, administrative and general services will be performed for the Black Hills Electric System by Black Hills Services. Black Hills will have a single accounting organization which will be managed by a single team in one or more locations. The coordination and integration of the combined system is expected to be further achieved through the coordination and integration of information system networks; customer service; procurement organizations; organizational structures for power generation, energy delivery and customer relations; and support services.

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        36.  American Electric Power Company, Inc., Holding Company Act Release No. 35-27186 (June 14, 2000) (interconnection through 250 MW uni-directional contract path); UNITIL Corporation, Holding Company Act Release No. 35-25524 (April 24, 1992) (interconnection through NEPOOL); Conectiv, Inc., Holding Company Act Release No. 35-26382 (Feb 25, 1998) (interconnection through PJM, Inc.).

        37.  See, e.g., Exelon Corporation, Holding Company Act Release No. 35-27256 (Oct. 19, 2000); New Century Energies, Inc., Holding Company Act Release No. 35-27212 (Aug. 16 2000).

        (C)       Efficiency. As indicated by the language of Section 2(a)(29)(A) requiring that the coordinated system be “economically operated,” the Commission further analyzes whether the coordinated operation of the system results in economies and efficiencies. The question whether a combined system will be economically operated under Section 10(c)(2) and Section 2(a)(29)(A) was addressed by the U.S. Court of Appeals for the District of Columbia.38 In that case, the court determined that in analyzing whether a system will be economically coordinated, the focus must be on whether the acquisition “as a whole” will “tend toward efficiency and economy.”39 The Acquisition will meet this standard given the significant savings and synergies and other benefits expected to result from the Acquisition. All aspects of the Black Hills Electric System will be centrally and efficiently planned and operated. As with other merger applications approved by the Commission, the combined system will be capable of being economically operated and coordinated with the resulting efficiencies and economies expected in any such combination.40

        (D)       Single Area or Region. As required by Section 2(a)(29)(A), the operations of the Black Hills Electric System will clearly be confined to a “single area or region in one or more States.” The Black Hills System, which currently operates in the contiguous states of South Dakota, Wyoming, and Montana, will expand its existing operations in Wyoming through the acquisition of CLF&P, and therefore the Acquisition falls well within Commission precedents related to this requirement.

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        38.  Madison Gas and Electric Company v. SEC, 168 F.3d 1337 (D.C. Cir. 1999).

        39.  Id. at 1341.

        40.  The savings, synergies and other benefits are discussed under Item 3.B.3.b.

        Other factors demonstrate that the Black Hills Electric System will satisfy the single area or region requirement. Black Hills will operate distribution facilities in only three states, significantly fewer than many existing or proposed registered holding company systems.41 The principal generating facilities of Black Hills Power are located in two of those states. The traditional service areas of the Black Hills Electric System, those of Black Hills Power and CLF&P are similar and homogeneous.42 Each serves a city and surrounding metropolitan and adjacent areas in a relatively compact service area. South Dakota and Wyoming are very similar—both states are sparsely populated with similar industrial and commercial bases. The service characteristics and ratios of residential, industrial, and commercial companies of the companies are similar.43 Moreover, the Black Hills Power and CLF&P systems are only “one wheel” away and only 250 miles apart and are clearly within the same region. Accordingly, the Black Hills Electric System satisfies the “single area or region” test.

        (E)       Size; Localized Management; Efficiency; Regulation. The final clause of Section 2(a)(29)(A) requires the Commission to look to the size of the combined system (considering the “state of the art” and the area or region affected) and its effect upon localized management, efficient operation, and the effectiveness of regulation to ensure that it was not large. By any standard, the Black Hills Electric System will be small.

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        41.   As noted, Black Hills Power’s distribution facilities in Montana are extremely limited, and Black Hills Power served only 34 retail customers in Montana in 2003.

        42.   The nature or characteristics of the service area of utilities has been relevant in the Commission’s review of the circumstances leading to a conclusion that a system was integrated within the meaning of the Act. The similarities among the various parts of an integrated system tends to show that the system is not so large as to impair the benefits of localized management and regulation and is therefore integrated. In a homogeneous system, management is better able to attend to local concerns which are similar throughout the system. See Middle West Corporation, 18 SEC 296 (1945); West Texas Utilities Company, 21 SEC 566 (1945).

        43.   In 2003, Black Hills Power’s electric revenues were derived 23% from residential customers while CLF&P’s electric revenues were derived 30% from residential customers. In each case, the balance was derived from industrial, commercial, and wholesale customers. The percentage of total sales made to residential customers is a useful guide to the nature of an electric utility’s business. The division between residential and other types of customers has a strong impact on the nature of a utility’s load and how it meets that load.

        Moreover, the Black Hills Electric System will continue to be locally managed within the region. The management of Black Hills, Black Hills Power, and CLF&P will remain essentially intact. The corporate headquarters of Black Hills and Black Hills Power will remain in Rapid City, and CLF&P’s headquarters will remain in Cheyenne. Black Hills Power and CLF&P will continue to operate through the regional offices with local service personnel and line crews available to respond to customer’s needs. In short, the management structures of Black Hills Power and CLF&P, which are responsive to local needs, will continue to perform to meet customer needs after the Acquisition. Accordingly, the advantages of localized management will not be impaired.

        As discussed above in the analysis of Section 10(b)(1), the size of Black Hills will clearly not impede efficient operation; rather, the Acquisition will provide Black Hills Power and CLF&P with an opportunity to achieve significant economies and efficiencies. Operations will be more efficiently performed on a centralized basis because of economies of scale, standardized operating and maintenance practices and closer coordination of system-wide matters.

        Finally, the Acquisition will not impair the effectiveness of regulation at either the state or Federal level. Black Hills Power will continue to be regulated by the South Dakota Commission, the Wyoming Commission, and the Montana Commission, and CLF&P will continue to be regulated by the Wyoming Commission, with respect to retail rates, service, and related matters. On the Federal level, Black Hills will be regulated as a single registered holding company. The Utility Subsidiaries of Black Hills will continue to be regulated by FERC with respect to interstate electric sales for resale and transmission services and by the FCC with respect to certain communications licenses.

        At the state level, the Acquisition has been approved by the Wyoming Commission. Wyoming statutes prohibit the reorganization of a public utility without prior approval by the Wyoming Commission and provide that the Wyoming Commission shall not approve any proposed reorganization if the Wyoming Commission finds, after public notice and opportunity for public hearing, that the reorganization will adversely affect the utility’s ability to serve the public. The term “reorganization” includes any transaction which results in a change in the ownership of a majority of the voting capital stock of a public utility.44 With its approval, the Wyoming Commission has determined that the Acquisition will not adversely affect CLF&P’s ability to serve the public. The Wyoming Commission has adequate jurisdiction to prevent the Acquisition from impairing its regulatory authority.

        (F)  Conclusion – The Black Hills Electric System will be Integrated Utility System. For all the foregoing reasons, the Commission has ample grounds for finding that the Black Hills Electric System will constitute a single, integrated electric utility system within the meaning of the Act.

c. Retention of CLF&P Gas System. Because the Commission has interpreted the term “integrated public-utility system” to mean a system that is either gas or electric, but not both, Black Hills must demonstrate that it should be entitled to retain the gas operations of CLF&P (the “CLF&P Gas System”) under the “A-B-C” clauses of Section 11(b)(1). Under those provisions, a registered holding company can own “one or more” additional integrated systems if certain conditions are met. Specifically, the Commission must find that: (A) the additional system “cannot be operated as an independent system without the loss of substantial economies which can be secured by the retention of control by such holding company of such system”; (B) the additional system is located in one state or adjoining states; and (C) the combination of systems under the control of a single holding company is not so large . . . as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation.”

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        44.  Wyo. Stat. 37-1-104.

        As shown below, the CLF&P Gas System currently is, and will continue to be, a single, integrated public-utility system. This case presents a straightforward application of the A-B-C Clause test because only CLF&P has gas distribution facilities. There is no need, as has been the situation with other cases, to analyze whether two previously separate gas systems can constitute a single integrated system. Further, the CLF&P gas system has been operating as a single, integrated system for many years.

        Section 2(a)(29)(B) defines an “integrated public-utility system” as applied to gas utility companies as:

a system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operation to a single area or region, in one or more states, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation; provided, that gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region.

CLF&P’s current gas operations satisfy this definition. There will be no change to CLF&P’s gas operations caused by the Acquisition that would affect this conclusion.

        CLF&P’s gas operations serve all or a portion of Cheyenne and the area surrounding Cheyenne. This “single area or region” is located wholly within the State of Wyoming. CLF&P’s facilities comprise a physically interconnected network of gas transmission and distribution facilities that derive all of their natural gas from common sources of supply. The management of CLF&P’s gas operations will continue to reside with CLF&P, which will be headquartered in Cheyenne, and the electric and gas distribution companies will continue to share employees and common facilities so long as the Commission does not order divestiture. Management will, accordingly, remain close to the gas operations, thereby preserving the advantages of local management. CLF&P’s gas distribution operations are, and will continue to be, regulated by the Wyoming Commission. The effectiveness of regulation will not be altered or impaired by CLF&P’s acquisition by Black Hills.

        CLF&P’s gas operations overlap the territory served by CLF&P’s electric distribution company. This overlap of service territories permits CLF&P to achieve significant synergies in serving both its electric and gas customers which are passed along to those customers in the form of lower rates and better service. The synergies achieved due to CLF&P’s combined gas and electric operations are discussed in the analysis provided as Exhibit J-1 hereto, which identifies the additional costs CLF&P’s gas utility would incur if CLF&P were not permitted to retain the system and were instead forced to operate as a stand-alone gas utility. The analysis concludes that requiring divestiture of CLF&P’s gas operations would result in significant lost economies that would negatively impact both Black Hills’ shareholders, through lost revenues and income from gas operations, and the gas customers of the divested gas utility, through higher rates. In order to provide the same level of service as CLF&P currently provides to gas service customers, the divested gas utility would need to make significant investments to duplicate the infrastructure, management, and staff it currently shares with CLF&P’s electric operations, resulting in rate increases for customers. Because the CLF&P Gas System is the only gas distribution system that serves Cheyenne and the vicinity, CLF&P’s gas distribution customers would not be able to avoid the higher costs of a new stand-alone operation by choosing an alternate gas supplier and their rates would increase accordingly.

        CLF&P’s gas system not only satisfies the integration requirements of Section 2(A)(29)(B), the retention of this system is also appropriate under the A-B-C clauses of Section 11(b)(1) of the Act, as shown below.

d. Retention of Other Businesses

        Section 11(b)(1) permits a registered holding company to retain “such other businesses as are reasonably incidental, or economically necessary or appropriate, to the operations of [an] integrated public-utility system.” As discussed in considerable detail in the Registration U-1, all of Black Hills’ existing non-utility business interests meet the Commission’s standards for retention. CLF&P does not have any subsidiaries or conduct any other business that are not incidental to its utility operations.

        Section 10(a)(c)(2) – Economies and Efficiencies. Black Hills believes that the Acquisition will result in the preservation of cost savings and synergies in the near term future and provide other benefits to Black Hills and CLF&P in the future. Accordingly, the Acquisition will tend toward the economical and efficient development of an integrated public-utility system, thereby serving the public interest, as required by Section 10(c)(2) of the Act.

        In the near term future, the Acquisition will preserve economies and efficiencies sufficient to satisfy the standards of Section 10(c)(2) of the Act. CLF&P currently is part of the Xcel Energy utility system, and it benefits from its membership in that system through its participation in Xcel Energy’s administrative, management, and operations system. Xcel Energy supports CLF&P with an array of services, just as Xcel Energy supplies such services to the other Xcel Energy Operating Companies. Xcel Energy provides CLF&P with accounting, human resources, employee benefit, information technology, legal, and other management, administrative, and operational services. By supplying those services to a number of its subsidiaries, Xcel Energy is able to achieve efficiencies and economies of scale, the benefits of which accrue to CLF&P and its Xcel Energy affiliates. Following the Acquisition and a brief transition period, during which time Xcel Energy will continue to provide CLF&P with certain operational and administrative services under a transition services agreement between Xcel Energy and CLF&P,45 Black Hills Services will begin providing CLF&P with a full range of administrative, management, and operational services, comparable to the services provided to Black Hills Power.

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        45.  In negotiations for the Acquisition Agreement, Xcel Energy and Black Hills agreed to a framework for a transition services agreement. A copy of the framework is attached as Schedule 9.10 to the Acquisition Agreement.

        Black Hills’ provision of support services to CLF&P will preserve to CLF&P the benefits it previously enjoyed as part of the Xcel Energy system. Just as Xcel Energy achieved efficiencies and economies of scale by supplying services to a number of its subsidiaries, Black Hills is able to achieve efficiencies and economies of scale by supplying services to its various subsidiaries. The benefits of efficiencies and economies of scale will accrue to CLF&P.

        In addition to the cost savings preserved for CLF&P by remaining a member of a holding company system that provides support services on a centralized basis, CLF&P will benefit by Black Hills’ integration of CLF&P into Black Hills’ financial structure and Black Hills Power’s integrated resource planning processes. By integrating CLF&P into its financial structure, Black Hills will provide CLF&P with the benefit of access to financial resources that could permit CLF&P to develop generation to serve its load or otherwise to finance facilities that will benefit CLF&P’s customers. By integrating CLF&P into Black Hills Power’s integrated resource planning processes, Black Hills will cause CLF&P to accrue the benefits of participation in a least-cost planning process that will help CLF&P to serve its customers reliably, efficiently, and on a least-cost basis following expiration of CLF&P’s full requirements contract with PSCo in 2008.

        Other Benefits. In addition to the foregoing benefits, Black Hills believes that the Acquisition will provide substantial strategic and financial benefits to Black Hills’ shareholders and Black Hills Power’s and CLF&P’s employees and customers. These benefits include:

        Expanded Distribution System. Black Hills will increase the number of its electric distribution customers by 63% to approximately 98,000 customers and will use its existing distribution facilities to: (1) improve reliability and customer satisfaction; (2) share best practices and systems while also respecting each company’s commitment to its local community and service territory; (3) capture synergies and economies of scale; and (4) pursue additional growth through market extension and strategic acquisitions.

        Strategic Fit and Compatibility. Black Hills Power, with its generation focus and substantial number of distribution customers, and CLF&P, with its distribution focus, have complementary strategies and compatible corporate cultures and visions of the future of the energy business. The companies have a shared commitment to supporting and participating in competitive electric markets, are already competing in deregulated markets and are prepared for further industry restructuring.

        Future Growth Opportunities. The Acquisition is expected to provide an impetus for the further expansion and consolidation of the regulated utility business of Black Hills.

4 Section 10(f) – Compliance with State Law

        Section 10(f) provides that:

The Commission shall not approve any acquisition as to which an application is made under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11.

        As described below under Item 4, “Regulatory Approvals,” and as evidenced by the filings before the Wyoming Commission, Black Hills’ acquisition of CLF&P will be consummated in compliance with all applicable State laws related to the Acquisition.

Item 4.  Regulatory Approvals

        Set forth below is a summary of the regulatory approvals that Black Hills, CLF&P, and Xcel Energy have obtained or expect to obtain in connection with the Acquisition. It is a condition to the consummation of the Acquisition that final orders relating to the Acquisition be obtained from the Commission under the Act and from the various Federal and State commissions described below and that those orders not impose terms or conditions which could reasonably be expected to have a material adverse effect on the business, operation, properties, or financial conditions of Black Hills, CLF&P, or Xcel Energy.

        A.   Antitrust Laws

        The HSR Act and the regulations thereunder prohibit certain transactions (including the Acquisition) until certain information has been submitted to the Antitrust Division of the Department of Justice and the FTC and the specified HSR Act waiting period requirements have been satisfied. Black Hills and Xcel Energy submitted the Notification and Report Forms and all required information to the DOJ and FTC on May 7, 2004. The waiting period expired on May 17, 2004.

        The expiration or earlier termination of the HSR Act waiting period does not preclude the DOJ or the FTC from challenging the Acquisition on antitrust grounds. Black Hills, however, believes that the Acquisition will not violate Federal antitrust laws.

        B.   Federal Power Act

        Section 203 of the Federal Power Act provides that no public utility shall sell or otherwise dispose of its jurisdictional facilities or directly or indirectly merge or consolidate such facilities with those of any other person or acquire any security of any other public utility, without first having obtained authorization from FERC. Under Section 203 of the Federal Power Act, FERC will approve a utility acquisition if it finds that the Acquisition is “consistent with the public interest.” In reviewing an acquisition, FERC evaluates three factors: (1) whether the acquisition will adversely affect competition; (2) whether the acquisition will adversely affect cost based power or transmission rates; and (3) whether the acquisition will impair the effectiveness of regulation. On June 14, 2004, Black Hills and CLF&P filed a combined application with FERC requesting FERC to approve the Acquisition under Section 203 of the Federal Power Act. FERC approved the Acquisition on September 20, 2004. The FERC order is provided as Exhibit D-1.2.

        C.   State Public Utility Regulation

        CLF&P is currently subject to the jurisdiction of the Wyoming Commission. On March 22, 2004, Black Hills and CLF&P filed an application for approval of the Acquisition and related matters with the Wyoming Commission. As noted, the Wyoming Commission approved the Acquisition on August 26, 2004. The order of the Wyoming Commission, which is now final and non-appealable, is provided as Exhibit D-2.2.

        D.   Public Utility Holding Company Act

        Xcel Energy is currently a registered holding company subject to jurisdiction of the Commission under the Act. Xcel Energy filed an Application with the Commission on May 14, 2004 under Section 12 of the Act seeking the approval of the Commission to sell the securities in CLF&P which it currently holds to Black Hills in connection with the Acquisition.

        E.   Other

        CLF&P possesses municipal franchises, environmental permits and other licenses, including FCC licenses, that it may need to assign or replace as a result of the Acquisition. Black Hills and CLF&P do not anticipate any difficulties obtaining such assignments, renewals, and replacements. Except as set forth above, no other state or local regulatory body or agency and no other Federal commission or agency has jurisdiction over the transactions proposed herein.

        Pursuant to Rule 24 under the Act, Black Hills represents that the transactions proposed in this filing shall be carried out in accordance with the terms and conditions of, and for the purposes stated in, this Application no later than December 31, 2004.

Item 5.  Procedure

        Black Hills hereby requests that there be no hearing on this Application and that the Commission issue its order as soon as practicable after the filing hereof. The Commission is requested to issue and publish the requisite notice under Rule 23 with respect to the Application by October 25, 2004, with such notice specifying November 15, 2004, as the date by which comments may be entered and the date on which an order of the Commission granting and permitting the Application to become effective may be entered by the Commission. Black Hills hereby: (1) waives a recommended decision by a hearing officer; (2) waives a recommended decision by any other responsible officer or the Commission; (3) consents to the Division of Investment Management’s assistance in the preparation of the Commission’s decision; and (4) waives a 30-day waiting period between the issuance of the Commission’s order and the date on which it is to become effective.

Item 6.  Exhibits and Financial Statements

        A. Exhibits

Exhibit No.	Description of Document	Method of Filing
B-1 B-2 D-1.1 D-1.2 D-2.1 D-2.2 E-1 E-2 E-4 F-1 F-2 H-1 H-2 H-3 H-4
Stock Purchase Agreement (Acquisition Agreement)

Black Hills Services' forms of Services Agreement

Joint Application of Black Hills and CLF&P to FERC re
Acquisition (excluding exhibits and testimony which Black Hills will supply upon request of the Commission)

Order of FERC Approving the Acquisition

Application of Black Hills and CLF&P Before the Wyoming
Commission Regarding the Acquisition (excluding exhibits and testimony which Black Hills will supply upon request of the
Commission)

Order of the Wyoming Commission Approving the Acquisition

Maps of Service Area and Transmission System of
Black Hills Power

Maps Electric and Gas Service Areas and Transmission
System of CLF&P

Black Hills Corporate Organizational Chart (After Acquisition)

Preliminary Opinion of Counsel to Black Hills

Past-Tense Opinion of Counsel to Black Hills

Annual Report of Black Hills on Form 10-K for the Year Ended
December 31, 2003

Annual Report of Xcel Energy on Form 10-K for the year ended
December 31, 2003

Quarterly Report of Black Hills on Form 10-Q for the Quarter
ended March 31, 2004

Quarterly Report of Xcel Energy on Form 10-Q for the Quarter
ended March 31, 2004

Quarterly Report of Black Hills on Form 10-Q for the Quarter
ended June 30, 2004
Filed in paper under Form SE

Filed with Registration U-1

Filed in paper under Form SE

Filed in paper under Form SE

Filed in paper under Form SE

Filed in paper under Form SE

Filed in paper under Form SE

Filed in paper under Form SE

Filed in paper under Form SE

Filed by amendment

Filed by amendment

Incorporated by reference,
File No. 001-31303

Incorporated by reference,
File No. 000-31387

Incorporated by reference,
File No. 001-31303

Incorporated by reference,
File No. 000-31387

Incorporated by reference,
File No. 001-31303

I-1 I-2 J-1 N-1	Quarterly Report of Xcel Energy on Form 10-Q for the Quarter
ended June 30, 2004

List and Description of Subsidiaries and Investments of Black
Hills Corporation

Existing Financing Arrangements of Black Hills' Subsidiaries

Analysis of the Economic Impact of a Divestiture of the Gas
Operations of CLF&P

Proposed Form of Notice	Incorporated by reference, File No. 000-31387 Filed with Registration U-1 Filed with Registration U-1 Filed Herewith Filed Herewith

        B.   Financial Statements

Exhibit No.	Description of Document	Method of Filing
FS-1 FS-2 FS-3
Historical Consolidated Financial Statements of Black Hills

Historical Consolidated Financial Statement of CLF&P

Unaudited Pro Forma Financial Statements of Black Hills, Giving
Effect to the Acquisition
Incorporated by reference to Annual
Reports on Form 10-K of Black Hills
for the years ended 2003, 2002, and
2001 and Quarterly Reports on Form
10-Q for the quarters ended March
31, 2004, and June 30, 2004, File No.
001-31303.

Incorporated by reference to
Annual Reports on Form 10-K of
Xcel Energy for the years ended
2003, 2002, 2001 and Quarterly
Reports on Form 10-Q for the
quarters ended March
31, 2004, and June 30, 2004.

Filed by amendment

Item 7.  Information as to Environmental Effects

        Neither the proposed Acquisition nor any other transaction for which authorization or approval is sought herein involves a “major federal action” or “significantly affects the quality of the human environment” as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42. U.S.C. 4321 et seq. No Federal agency is preparing an environmental impact statement with respect to this matter.

SIGNATURE

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Application to be signed on its behalf by the undersigned thereunto duly authorized.

BLACK HILLS CORPORATION /S/ DAVID R. EMERY By:_________________________________________ Name: David R. Emery Title: President and Chief Executive Officer

Date: October 14, 2004

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